ISSUER FREE WRITING PROSPECTUS (RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT DATED MARCH 19, 2024 AND PROSPECTUS DATED APRIL 30, 2021) FILED PURSUANT TO RULE 433 REGISTRATION NUMBER 333-255666

Nasdaq and Borse Dubai Announce Launch of Secondary Offering of Nasdaq Common Stock

New York and Dubai, March 19, 2024 – Nasdaq, Inc. (Nasdaq: NDAQ or Nasdaq) and Borse Dubai Limited (Borse Dubai) today announced the commencement of a secondary offering by Borse Dubai of 26,956,522 shares of Nasdaq’s common stock. Borse Dubai also expects to grant the underwriters a 30-day option to purchase up to 4,043,478 additional shares of Nasdaq’s common stock. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed.

Nasdaq is not offering any shares in the offering and will not receive any proceeds from the offering. Borse Dubai will receive all of the proceeds from the offering.

At the completion of the offering, Borse Dubai is expected to hold approximately 62.4 million shares, representing approximately 10.8% of Nasdaq’s outstanding shares, or approximately 58.3 million shares if the underwriters exercise their option to purchase additional shares in full, representing approximately 10.1% of Nasdaq’s outstanding shares. At the completion of the offering, Borse Dubai is expected to be the second largest shareholder in Nasdaq.

Subject to completion of the offering, Borse Dubai intends to agree to an 18-month lock-up of its remaining shares controlled by Nasdaq, with a right to designate a nominee to the Nasdaq board of directors so long as it continues to own at least 10% of Nasdaq’s outstanding shares as of the date hereof.

“Today’s offering is being conducted to enhance the capital structure and liquidity within the Borse Dubai Group. We continue to be a long-term shareholder in Nasdaq and are invested in the success of the company,” said Essa Kazim, Chairman and CEO, Borse Dubai. “The relationship between Nasdaq and Borse Dubai is multifaceted and has spanned many years. We have not only been a shareholder in Nasdaq for the past 16 years, but Nasdaq is also a key technology and brand partner for our exchange group and we believe in the strategic vision for the company. We look forward to a continued relationship as a partner.”

“Borse Dubai is and continues to be a valued shareholder of Nasdaq underpinned by a shared vision for our future,” said Sarah Youngwood, Chief Financial Officer, Nasdaq. “Borse Dubai’s insights and contributions have and will continue to shape our path ahead.”

Morgan Stanley and Goldman Sachs & Co. LLC are acting as joint lead book-running managers for the offering. J.P. Morgan is acting as capital markets advisor to Nasdaq.

Nasdaq has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents Nasdaq has filed with the SEC for more complete information about Nasdaq and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Nasdaq, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014;

or Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, by facsimile at (212) 902-9316, or by email at prospectus-ny@ny.email.gs.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nasdaq

Nasdaq (Nasdaq: NDAQ) is a leading global technology company serving corporate clients, investment managers, banks, brokers, and exchange operators as they navigate and interact with the global capital markets and the broader financial system. We aspire to deliver world-leading platforms that improve the liquidity, transparency, and integrity of the global economy. Our diverse offering of data, analytics, software, exchange capabilities, and client-centric services enables clients to optimize and execute their business vision with confidence.

About Borse Dubai

Borse Dubai was established in 2007 with the mandate of expanding Dubai’s leadership in the financial markets sector. Borse Dubai is the holding company of Dubai Financial Market (DFM) and Nasdaq Dubai and holds a minority stake in Nasdaq, Inc. Borse Dubai is owned by Investment Corporation of Dubai.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. When used in this communication, words such as “enables”, “intends”, “will”, “can”, “expected”, “enhances” and similar expressions and any other statements that are not historical facts are intended to identify forward-looking statements. Forward-looking statements in this press release include, among other things, statements about the offering, Nasdaq’s and Borse Dubai’s respective plans, objectives, expectations and intentions and the financial condition, results of operations and business of Nasdaq. Risks and uncertainties include, among other things, risks related to the ability of Nasdaq and Borse Dubai to consummate the offering, Nasdaq’s ability to implement its strategic vision, initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in Nasdaq’s reports filed on Forms 10-K, 10-Q and 8-K and in other filings Nasdaq makes with the SEC from time to time and available at www.sec.gov. These documents are also available under the Investor Relations section of the company’s website at http://ir.nasdaq.com/investor-relations. The forward-looking statements included in this communication are made only as of the date hereof. Nasdaq and Borse Dubai disclaim any obligation to update these forward-looking statements, except as required by law.

Nasdaq Media Relations Contact:

Marleen Geerlof

+1.347.380.3520

Marleen.Geerlof@Nasdaq.com

Nasdaq Investor Relations Contact:

Ato Garrett

+1.212.401.8737

Ato.Garrett@Nasdaq.com

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